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radebanjo@sidley.com (212) 839-8769	FOUNDED 1866

January 16, 2008

Mr. Sebastian Gomez Abero

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	North American Insurance Leaders, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-32837, filed December 20, 2007

Dear Mr. Gomez Abero:

On behalf of our clients, North American Insurance Leaders, Inc. (the “Company”), we are responding to the letter dated January 6, 2008 (the “Comment Letter”) from you to the Company. All page numbers set forth in the responses to the staff’s comments refer to the page numbers in the revised preliminary proxy statement filed with this letter. For ease of reference, each comment contained in the Comment Letter appears directly above the Company’s corresponding response.

Financial Forecasts Concerning the Deep South Companies, page 53

1. If accurate, please revise the first paragraph to state that these are the projections that were provided to KBW for their use in providing financial advisory and investment banking services to NAIL.

Response: The Company has revised the disclosure on page 76 of the revised preliminary proxy statement filed with this letter in response to the staff’s comment.

2. Please revise to describe the assumptions on which these projections are based.

Response: The Company has revised the disclosure on page 77 of the revised preliminary proxy statement filed with this letter in response to the staff’s comment.

3. We note your statement that your results may differ materially from the projections due to factors that are beyond the ability of the Deep South Companies or NAIL to control or predict.

Please revise to describe the types of factors or provide examples of the types of factors that may cause your results to differ from the projections.

Response: The Company has revised the disclosure on page 76 of the revised preliminary proxy statement filed with this letter in response to the staff’s comment.

4. It does not appear to be appropriate to include revenue projections without a corresponding net income (loss) projections. Please refer to Item 10(b)(2) of Regulation S-K and revise as appropriate. Also, please address the issues regarding non-gaap financial information discussed in Item 10(e) of Regulation S-K.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Sebastian Gomez Abero

January 16, 2008

Response: In its comment letter to the Company dated December 5, 2007, the staff requested that the Company revise the proxy statement to describe the financial analyses and forecasts for the Deep South Companies that Deep South Holding, L.P. (“DSH”) management disclosed to StoneRidge Advisors. In response, the Company’s December 20, 2007 revised preliminary proxy statement contained disclosure of the projections provided by DSH to StoneRidge; these projections consisted solely of revenue and EBITDA numbers. The Company had then used such numbers to create its own projections. In its letter to the Company dated January 6, 2008, the staff noted that it did not appear to be appropriate to include the projections without corresponding net income (loss) projections.

As noted above, the Company received and reviewed only revenue and EBITDA information from DSH. The Company did not receive, and therefore did not consider, net income information with respect to DSH’s operations. As a result, the Company’s projections only included revenue and EBITDA information. The Company considered the EBITDA and revenue information to be sufficient for purposes of the Company’s analysis because EBITDA is a measure commonly referenced in the insurance brokerage industry. Moreover, due to DSH’s status as a partnership and the fact that DSH had only a de minimis amount of debt, DSH did not have any tax or interest expenses that would render net income materially different from the EBITDA information provided by DSH. Finally, the EBITDA of DSH was the principal figure relevant to the parties with respect to the determination of the purchase price for the Deep South Companies.

The projections contained in the revised preliminary proxy statement have not been included as DSH’s or the Company’s projections, as of the date hereof, or of the future results of the Company. The projections have been included because they were provided in June of 2007 by DSH to the Company, and by the Company to its financial advisors, in connection with their consideration of a potential transaction.

Accordingly, the Company and its advisors are concerned that the addition, after the fact, of net income amounts would be potentially misleading because such information was not provided to the Company, was never historically generated by the Company and thus was not taken into account during the Company’s evaluation of the subject transaction. Requiring disclosure of net income numbers would require their generation today, long after the time of decision by the Company’s Board of Directors. Such numbers would also have no relevance to the disclosure previously requested by the staff.

In response to the staff’s comment to address the issues regarding the non-GAAP financial information discussed in Item 10(e) of Regulation S-K, the Company has revised the disclosure and created a subsection “Financial Forecast Provided to Financial Advisors” beginning on page 76 of the revised preliminary proxy statement filed with this letter, and has added a footnote containing, solely for purposes of illustration, a reconciliation of EBITDA to net income. The guidance provided by the staff in its Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in answers to question 8 and question 15, provides that EBITDA can be reconciled to net income, rather than to cash flows, if there is a justification for such reconciliation. The Company judged the net income reconciliation to be the more relevant and meaningful disclosure because the underlying measure is a financial forecast, that is, forward looking projections to which the Company referred in evaluating its potential acquisition of the Deep South Companies. As suggested by FAQ 15, reconciliation to cash flows would be appropriate if what was being evaluated was a given company’s ability to repay its debts, maintain certain leverage or coverage ratios or maintain a certain credit rating — none of which was, or is, relevant from the Company’s perspective in the context of the transaction under consideration. Moreover, the Company is concerned that if it were to provide an illustration of a reconciliation of EBITDA to cash flows it could mislead shareholders into thinking that the information in such reconciliation had a part in the investment decision, which it did not.

Engagement of Keefe, Bruyette & Woods, Inc., page 67

5. Please revise page 69 to explain how the comparable companies were selected and how the comparable transactions were selected. If there were companies or transactions that met the selection criteria that were excluded from the analyses, please explain.

Response: The Company has revised the disclosure on page 67 of the revised preliminary proxy statement filed with this letter in response to the staff’s comment.

6. Please revise the list of comparable transactions to include the date of each identified transaction.

Response: The Company has revised the disclosure on page 67 of the revised preliminary proxy statement filed with this letter in response to the staff’s comment.

Engagement of StoneRidge Advisors and Fairness Opinion, page 71

Discounted Cash Flow Analysis, page 76

7. We note your revised disclosure indicating that StoneRidge determined equity value reference ranges for the Deep South Companies using growth rates ranging from 1.0% to 2.0% for the terminal value. The presentation to the Board of Directors dated August 1, 2007, however, shows that StoneRidge used growth rates ranging from 0.0% to 3.0%. In addition, the presentation to the Board shows an implied equity value reference range between $143.6 million and $244.2 million. Please revise your proxy statement to disclose the growth rates and range shown in the presentation to the Board or explain why the range of growth rates in the proxy disclosure should be limited from 1.0% to 2.0%.

Response: The Company has revised the disclosure on page 74 of the revised preliminary proxy statement filed with this letter in response to the staff’s comment.

Closing Comments

Please direct any questions or further communications relating to the above to the undersigned at (212) 839-8769 or, alternatively, Lori Anne Czepiel at (212) 839-8768. Thank you.

Very truly yours,

/s/ Rex Adebanjo
Rex Adebanjo

cc:	William R. de Jonge
President North American Insurance Leaders, Inc. 885 Third Avenue, 31st Floor New York, NY 10022